

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 23, 2010

<u>Via U.S. Mail</u>

Ms. Angeliki Frangou, Chief Executive Officer
Navios Maritime Partners L.P.
85 Akti Miaouli Street
Piraeus, Greece 185 38

      **Re: Navios Maritime Partners L.P.
             Form 20-F for the year ended December 31, 2009
             Filed February 23, 2010
             File No. 001-33811**

Dear Ms. Frangou:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                 Sincerely,

                 Linda Cvrkel
                 Branch Chief